STEPHEN A. ZRENDA, JR., P.C.
ATTORNEYS AND COUNSELORS AT LAW
5700 NW 132nd STREET
OKLAHOMA CITY, OK 73142-4430

Stephen A. Zrenda, Jr., Esq.	Telephone (405) 721-7300
Kenneth M. Stoner, Esq.	Fax (405) 721-7310	Alanna Conaway, Legal Assistant
Perry R. Tirrell, Esq.	eFax (915) 975-8003

September 24, 2008

Mrs. Karl Hiller, Branch Chief
Mrs. Joanna Lam
Corporate Finance
U.S. Securities Exchange Commission
Division of Corporate Finance
VIA EDGAR

Re:	Nilam Resources, Inc., Commission file number 333-135980; Response to Comment Letter of September 3, 2008.

Dear Mr. Hiller and Mrs. Lam,

The following responses are respectfully submitted to your comment letter dated September 3, 2008, in connection with Nilam Resources, Inc.’s (the “Company”) 10-QSB for the quarter ended January 31, 2008 and the 10-KSB for the year ended April 30, 2008, both filed with the U.S. Securities and Exchange Commission (the “Commission”).  The following responses numerically correspond to the Comments of the Commission.

10-KSB for Fiscal Year Ended April 30, 2008

Financial Statements

Report of Independent Registered Public Accounting Firm

1.	The Company will file a 10-KSB/A which will include a revised report from the successor auditor, HLB Cinnamon Jang & Willoughby, and also, an auditor report from the predecessor auditor, Webb & Co.

Note 2 – Summary of Significant Accounting Policies

(e)  Mineral Property

2.
The Company intends to comply with the prior Comments and record the costs of mineral  rights as an asset in accordance with EITF 04-02 and 04-03.  The Company will amend  its 10-QSB for the period ended January 31, 2008 to remove the $100,000 impairment  charge on its Llipa mineral concession.  However, on our 10-KSB for the year ended  April 30, 2008, the Company intends to continue to impair the value of the property in  accordance with SFAS 144, due to the property not having proven reserves.

The Company had not amended its 10-QSB for the reason that Company, upon the advice  of counsel, intended to amend its quarterly and annual reports, at one time, once the  Commission and the Company had settled all of the Comments.  On September 18,  2008, the Company filed a current report Form 8-K giving public notice of non-reliance  on the Company’s financial statements.  It is our hope this filing temporarily satisfies our  obligation until such time that the Commission and the Company reach an agreement on  each and all of the Comments.  The purpose was to reduce the possible public  confusion which could be caused by filing multiple amendments of the same report.

Additionally, the Company has identified a break down in adequate communication  between the Company, its accountants, its legal counsel and its former independent  accountants and the successor independent accountants regarding the issues raised in  these Comments.  The Company believes this occurred due to the engagement of the new  independent accounting firm and not providing them with timely information about the  SEC Comments which, at the time only related to periods prior to their engagement.   Further, the contact person within the Company regarding financial matters and financial  reporting, Mr. Vare Grewal the Company Treasurer, resigned in June which further  compromised the communication issues.

Note 5 – Stockholder’s Equity

3.
The Company intends to comply with prior Comments and amend its January 31, 2008  10-QSB and its 10-KSB for the year ended April 30, 2008 and record the value of the  November stock transaction at $3,000,000 for compensation.

As for the proposed valuation, the Company used the trading value of the Company’s  common stock as quoted on the OTCBB.  Additionally, the Company relied on two  certified reports from Evelyn Walsh, the research librarian for Pink OTC Markets, Inc..   Those reports reflected the market value of common stock, calculated at the closing bid  prices, at the time of the transfer was $ 0.10 per share.  Despite the fact that there was not  a significant market for the shares (only a few thousand shares trading a week, if any),  the Company has not applied any discounting to the price of the shares at transfer.

The Company has not filed the amendment for reasons stated in its response to Comment  number 2.  Recently the Company has dramatically improved its communication with,  and through legal counsel, the former auditor and successor auditor.  The Company  expects that this improved communication will enable it to fully address and timely  resolve all of the Comments and concerns of the Commission.

4.
The July 21, 2008 share transfer between Mr. Vare Grewal and Mr. Len DeMelt was a  private transaction between those individuals.  The Company understands that Mr.  Grewal transferred his shares to Mr. DeMelt with an informal agreement that Mr. DeMelt,  in his individual capacity, would assist Mr. Grewal, at some point in the future, in  locating a uranium mineral claim.  The shares were not transferred to Mr. DeMelt for  compensation for his services to the Company.  Thus, per FAS 123R, the Company has  not accounted for the transaction in its financial statements in the 10-QSB for the period  ended July 31, 2008, because the transfer was for other than compensation for services to  the reporting entity.

The shares held by Mr. DeMelt are restricted for sale in the public market.  The shares  are available to have the restrictive legend removed subject to the safe harbor provisions of Rule 144.

5.	The Company will modify the Company’s disclosure to clarify the timing of its evaluation of its disclosure controls and procedures.

6.
Prior to filing the 10-KSB for the year ended April 30, 2008, the Company had not  performed an assessment of internal controls over financial reporting which concluded in  a written report as required by Item 308T(a).   Upon receipt of this Comment, the  management of the Company has recently conducted an evaluation of those controls.   Based upon that evaluation, and considering the guidance ofAmendments to the Rules  Regarding Management’s Report on Internal Control over Financial Reporting  (Securities Act Release 8809/Financial Reporting Release 76) and Commission Guidance  Regarding Management’s Report on  Internal Control over Financial Reporting Under  Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (Securities Act Release  8010/Financial Reporting Release 77), our management has concluded that its disclosure  controls and procedures are not effective for timely gathering, analyzing and disclosing  the information.  The Company will amend its 10-KSB for the period ended April 30,  2008 accordingly.

The management will implement a written plan of improved controls and procedures  during the next quarter which will comply with the aforementioned guidance and Item  308T(a).  The management believes this will insure the timely gathering, analyzing and  disclosing the information that the Company is required to disclose in its reports.

7.	The Company will amend its 10-KSB to comply with Item 308(c) of Regulation S-B.

The Company shall file an amended form 10-KSB and 10-QSB to satisfy all the applicable disclosure requirements upon resolving all the Comments to the satisfaction of the Commission.  Further, the company acknowledges that a) it is responsible for the adequacy and accuracy of the disclosure in the filing; b) staff comments of changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and c) the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.  Please contact us should you have further comment.

Very truly yours, STEPHEN A. ZRENDA, JR., P.C. /s/ Kenneth M. Stoner Kenneth M. Stoner Attorney for Nilam Resources, Inc.

cc:	Webb & Company, P.A., Auditors HLB Cinnamon Jang & Willoughby, Auditors Alain Vachon, President Len DeMelt, Chairman of the Board of Directors